Exhibit 99.1

AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three and six months ended December 31, 2018 and 2017

(In Canadian Dollars)

Table of Contents

Condensed Consolidated Interim Statements of Financial Position	1
Condensed Consolidated Interim Statements of Comprehensive Income	2
Condensed Consolidated Interim Statements of Changes in Equity	4
Condensed Consolidated Interim Statements of Cash Flows	6
Notes to the Condensed Consolidated Interim Financial Statements

Note 1	Nature of Operations	8	Note 12	Intangible Assets and Goodwill	24
Note 2	Significant Accounting Policies and Significant Judgments	8	Note 13	Convertible Debentures	25
Note 3	Accounts Receivable	11	Note 14	Loans and Borrowings	25
Note 4	Strategic Investments	11	Note 15	Share Capital	26
Note 5	Marketable Securities and Derivatives	15	Note 16	Share-based Payments	27
Note 6	Investments in Associates and Joint Venture	17	Note 17	(Loss) Earnings Per Share	28
Note 7	Biological Assets	17	Note 18	Commitments and Contingencies	29
Note 8	Inventory	18	Note 19	Segmented Information	30
Note 9	Property, Plant and Equipment	19	Note 20	Fair Value of Financial Instruments	31
Note 10	Business Combinations	20	Note 21	Financial Instruments Risk	32
Note 11	Non-Controlling Interests	23	Note 22	Subsequent Events	33

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Financial Position

As at December 31, 2018 and June 30, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	Notes	December 31, 2018	June 30, 2018
		$	$
Assets
Current
Cash and cash equivalents		46,772	75,795
Restricted cash		41,429	13,398
Short-term investments		1,243	990
Accounts receivable	3, 21(a)	52,366	15,096
Income taxes receivable		7,367	—
Marketable securities	5 (a)	116,788	59,188
Biological assets	7	26,087	13,620
Inventory	8	69,776	29,595
Prepaids and other current assets		31,741	7,594
		393,569	215,276

Assets held for distribution to owners		—	4,422
		393,569	219,698

Property, plant and equipment	9	534,237	246,352
Derivatives	5 (b)	69,437	124,942
Deposits		1,497	—
Investments in associates and joint ventures	6	131,977	334,442
Intangible assets	12	688,770	200,332
Goodwill	12	3,056,397	760,744
Total assets		4,875,884	1,886,510

Liabilities
Current
Accounts payable and accrued liabilities	21 (b)	98,181	47,456
Income taxes payable		—	1,659
Deferred revenue		905	2,266
Loans and borrowings	14	8,559	2,451
Contingent consideration payable	20 (b)	11,295	21,333
		118,940	75,165

Convertible debentures	13	201,627	191,528
Loans and borrowings	14	137,370	9,232
Deferred gain on derivatives		1,485	2,254
Deferred tax liability		116,411	55,405
Total liabilities		575,833	333,584

Shareholders’ equity
Share capital	15	4,488,761	1,466,433
Reserves		85,475	(5,285)
Accumulated other comprehensive loss		(159,499)	(533)
Retained earnings (deficit)		(122,346)	87,749
Total equity attributable to Aurora shareholders		4,292,391	1,548,364
Non-controlling interests	11	7,660	4,562
Total equity		4,300,051	1,552,926
Total liabilities and equity		4,875,884	1,886,510

Nature of Operations (Note 1)
Commitments and Contingencies (Note 18)
Subsequent Events (Note 22)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

1

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Six months ended
		December 31		December 31
	Notes	2018	2017	2018	2017
		$	$	$	$
Revenue from sale of goods		59,411	10,826	85,869	18,141
Revenue from provision of services		2,589	874	5,805	1,808
Gross revenue		62,000	11,700	91,674	19,949
Excise taxes		(7,822)	—	(7,822)	—
Net revenue		54,178	11,700	83,852	19,949

Cost of sales		25,800	4,837	35,342	7,909

Gross profit before fair value adjustments		28,378	6,863	48,510	12,040

Changes in fair value of inventory sold		21,620	4,015	35,981	6,587
Unrealized gain on changes in fair value of biological assets	7	(25,384)	(3,639)	(27,663)	(9,844)

Gross profit		32,142	6,487	40,192	15,297

Expense
General and administration		43,621	7,568	79,564	10,561
Sales and marketing		22,741	5,136	52,117	8,804
Acquisition costs		5,692	1,756	20,672	2,096
Research and development		1,811	172	5,237	279
Depreciation and amortization	9, 12	19,263	460	34,385	1,094
Share-based compensation	16 (a), 16(b)	19,204	7,456	40,280	9,942
		112,332	22,548	232,255	32,776

Loss from operations		(80,190)	(16,061)	(192,063)	(17,479)

Other income (expense)
Interest and other income		128	765	878	1,355
Finance and other costs		(10,208)	(1,660)	(18,735)	(3,676)
Foreign exchange gain		(37)	511	92	264
Share of loss from investment in associates	6	(894)	(52)	(3,009)	(52)
Impairment of investment in associates	6	(69,957)	—	(69,957)	—
Gain (loss) on loss of control of subsidiary	4 (f)	(12)	—	398	—
Unrealized loss on changes in contingent consideration fair value	20 (b)	(692)	—	(2,065)	—
Unrealized gains on marketable securities	5	—	3,700	—	3,700
Unrealized (losses) gains on derivatives	5	(119,872)	22,786	(32,927)	30,540
Gain on debt modification	14	1,774	—	1,774	—
Gain on deemed disposal of significant influence investment	4 (e)	—	—	144,368	—
		(199,770)	26,050	20,817	32,131

(Loss) income before taxes		(279,960)	9,989	(171,246)	14,652

Income tax recovery (expense)
Current		6,499	(38)	6,499	(38)
Deferred, net		33,819	(2,756)	29,286	(3,859)
		40,318	(2,794)	35,785	(3,897)
Net (loss) income		(239,642)	7,195	(135,461)	10,755

Other comprehensive (loss) income
Deferred tax recovery (expense)		25,983	(99)	18,519	(1,731)
Unrealized (losses) gains on marketable securities	5	(194,346)	274	(106,760)	12,825
Foreign currency translation gain (loss)		3,004	29	(254)	25
		(165,359)	204	(88,495)	11,119
Comprehensive (loss) income		(405,001)	7,399	(223,956)	21,874

2

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(Continued)
		Three months ended		Six months ended
		December 31		December 31
	Notes	2018	2017	2018	2017
		$	$	$	$
Net (loss) income attributable to:
Aurora Cannabis Inc.		(237,752)	7,722	(132,290)	11,282
Non-controlling interests		(1,890)	(527)	(3,171)	(527)

Comprehensive (loss) income attributable to:
Aurora Cannabis Inc.		(403,103)	7,926	(220,763)	22,401
Non-controlling interests		(1,898)	(527)	(3,193)	(527)

Net (loss) earnings per share
Basic	17	($0.25)	$0.02	($0.14)	$0.03
Diluted	17	($0.25)	$0.02	($0.14)	$0.03

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

3

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non- Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018		568,113,131	1,466,433	38,335	307	41,792	(85,719)	(5,285)	(539)	(55)	61	(533)	87,749	4,562	1,552,926
Shares issued for business combinations & asset acquisitions	15(b)(i)	416,692,177	2,917,019	75,490	27,111	—	—	102,601	—	—	—	—	—	—	3,019,620
Shares released for earn out payments		217,917	12,336	—	—	—	—	—	—	—	—	—	—	—	12,336
Contingent consideration		—	—	—	3,283	—	—	3,283	—	—	—	—	—	—	3,283
Conversion of notes		331,328	1,539	—	—	(469)	—	(469)	—	—	—	—	—	—	1,070
Deferred tax on convertible notes		—	—	—	—	425	—	425	—	—	—	—	—	—	425
Exercise of stock options	16(a)(b)	10,854,967	81,255	(49,777)	—	—	—	(49,777)	—	—	—	—	—	415	31,893
Exercise of warrants	15(c)	1,206,561	6,887	—	(320)	—	—	(320)	—	—	—	—	—	—	6,567
Exercise of RSUs	16(b)	666,663	1,840	(1,840)	—	—	—	(1,840)	—	—	—		—	—	—
Forfeited options	16(a)	—	—	(3,419)	—	—	—	(3,419)	—	—	—	—	3,419	—	—
Share-based compensation	16 (a)(b)	—	—	40,280	—	—	—	40,280	—	—	—	—	—	—	40,280
Contribution from NCI	11	—	—	—	—	—	—	—	—	—	—	—	—	5,850	5,850
Change in ownership interests in subsidiaries	11	—	—	—	—	—	(4)	(4)	—	—	—	—	—	4	—
Australis Capital first tranche private placement proceeds		—	7,800	—	—	—	—	—	—	—	—	—	—	—	7,800
Australis Capital NCI reclass on loss of control		—	(6,348)	—	—	—	—	—	—	—	—	—	—	6,348	—
Spin-out of Australis Capital		—	—	—	—	—	—	—	—	—	—	—	(151,695)	(6,348)	(158,043)
Reclass gain from Australis Capital shares on derecognition upon spin-out		—	—	—	—	—	—	—	(76,873)	6,402	—	(70,471)	70,471	—	—
Comprehensive income (loss) for the period		—		—	—	—	—	—	(106,760)	18,519	(254)	(88,495)	(132,290)	(3,171)	(223,956)
Balance, December 31, 2018		998,082,744	4,488,761	99,069	30,381	41,748	(85,723)	85,475	(184,172)	24,866	(193)	(159,499)	(122,346)	7,660	4,300,051

(1)	As at December 31, 2018, there are 1,498,960 shares in escrow (June 30, 2018 - 2,822,512 ). These securities were originally deposited in escrow on November 30, 2017 in connection with the acquisition of H2. The escrowed common shares are to be released upon receipt of relevant licenses to cultivate and sell medical cannabis.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

4

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(Continued)
	Share Capital		Reserves					AOCI
	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non- Controlling Interests	Total
	#	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2017	366,549,244	221,447	7,591	3,420	9,734	—	20,745	6,077	(885)	(25)	5,167	(28,426)	—	218,933
Shares issued for acquisition	4,878,380	15,530	—	—	—	—	—	—	—	—	—	—	—	15,530
Warrants issued for acquisition	—	—	—	136	—	—	136	—	—	—	—	—	—	136
Shares issued for earn out payments	5,016,293	11,656	—	—	—	—	—	—	—	—	—	—	—	11,656
Shares issued for equity financings	25,000,000	75,000	—	—	—	—	—	—	—	—	—	—	—	75,000
Share issue costs	—	(6,640)	—	2,286	—	—	2,286	—	—	—	—	—	—	(4,354)
Conversion of notes	25,060,747	76,524	—	—	(9,734)	—	(9,734)	—	—	—	—	—	—	66,790
Deferred tax on convertible notes	—	4,554	—	—	—	—	—	—	—	—	—	—	—	4,554
Exercise of stock options	2,312,590	5,813	(2,008)	—	—	—	(2,008)	—	—	—	—	—	123	3,928
Exercise of warrants	38,621,631	121,529	—	(2,535)	—	—	(2,535)	—	—	—	—	—	694	119,688
Exercise of compensation options/warrants	1,865,249	6,051	—	(1,854)	—	—	(1,854)	—	—	—	—	—	—	4,197
Exercise of restricted share units	127,128	1,209	(351)	—	—	—	(351)	—	—	—	—	—	—	858
Forfeited options	—	—	(430)	—	—	—	(430)	—	—	—	—	430	—	—
Share-based compensation	—	—	10,293	—	—	—	10,293	—	—	—	—	—	—	10,293
Non-controlling interest from acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	6,503	6,503
Comprehensive income (loss) for the period	—	—	—	—	—	—	—	12,825	(1,731)	25	11,119	11,282	(527)	21,874
Balance, December 31, 2017	469,431,262	532,673	15,095	1,453	—	—	16,548	18,902	(2,616)	—	16,286	(16,714)	6,793	555,586

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

5

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Cash Flows

Six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	Notes	2018	2017
		$	$
Operating activities
Net (loss) income for the period		(135,461)	10,755
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	7	(27,663)	(9,844)
Changes in fair value included in inventory sold		35,981	6,587
Depreciation of property, plant and equipment	9	19,632	886
Amortization of intangible assets	12	22,349	569
Share-based compensation	16	40,280	9,942
Non-cash compensation expense from acquisitions		3,283	—
Share of loss from investment in associates	6	3,009	52
Unrealized gain on derivatives	5	32,927	(30,540)
Unrealized gain on marketable securities	5	—	(3,700)
Unrealized gain on deemed disposal of significant influence investment	4(e)	(144,368)	—
Gain on loss of control of subsidiary	4(f)	(398)	—
Loss on changes in fair value of contingent consideration	20(b)	2,065	—
Impairment on investment in associate	6	69,957	—
Gain on debt modification	14	(1,774)	—
Non-cash acquisition costs	10(c)	2,230	—
Accrued interest and accretion expense		10,256	2,569
Interest and other income		(63)	(59)
Deferred tax expense		(29,286)	3,859

Changes in non-cash working capital
GST recoverable		(11,256)	(2,573)
Accounts receivable		(8,311)	46
Biological assets		(9,475)	—
Inventory		(8,554)	(2,653)
Prepaid and other current assets		(17,127)	450
Accounts payable and accrued liabilities		27,388	4,829
Income taxes payable		(7,140)	—
Deferred revenue		(1,433)	56
Net cash used in operating activities		(132,952)	(8,769)

Investing activities
Short-term investments		(253)	(397)
Marketable securities, derivatives and convertible debenture investments	5	(49,286)	(39,748)
Proceeds from disposal of marketable securities	5	35,593	—
Promissory notes receivable		—	(4,236)
Purchase of property, plant and equipment	9	(150,107)	(53,936)
Acquisition of businesses, net of cash acquired	10	119,558	(8,522)
Acquisition of assets, net of cash acquired		—	(955)
Deposits		(1,497)	(596)
Investments in associates	6	959	—
Net cash used in investing activities		(45,033)	(108,390)

Financing activities
Proceeds from long term loans		150,972	—
Repayment of long term loans		(9,096)	—
Repayment of short term loans		(2,249)	(34)
Financing fees		(4,495)	—
Shares issued for cash, net of share issue costs		38,446	197,421
Special warrant subscriptions		—	111,009
Capital contribution from non-controlling interest		5,854	—
Net cash provided by financing activities		179,432	308,396
Effect of foreign exchange on cash and cash equivalents		(2,439)	(192)
Increase (decrease) in cash and cash equivalents		(992)	191,045
Cash and cash equivalents, beginning of year		89,193	159,796
Cash and cash equivalents, end of period		88,201	350,841

6

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Cash Flows

Six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(Continued)
	2018	2017
	$	$
Cash and cash equivalents consist of:
Cash	46,772	75,795
Restricted cash (i)	41,429	13,398

Supplementary information:
Property, plant and equipment in accounts payable	18,451	11,099
Capitalized borrowing costs	1,452	2,471
Interest paid	5,809	2,279
Interest received	239	—
(i)	As part of the Company's credit agreement with the Bank of Montreal (Note 14), Aurora is required to reserve cash equal to two years of principal and interest payments. As at December 31, 2018, the Company had $41 million of cash reserved for such purposes. As at June 30, 2018, the Company held $13.4 million restricted cash in a legal trust relating to an investment in a private company.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

7

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 1 Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act of British Columbia on December 21, 2006. The Company’s shares are listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the trading symbol “ACB”, and on the Frankfurt Stock Exchange ("FSE") under the trading symbol “21P”.

The Company's head office and principal address is Suite 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

The Company’s principal business is the production, distribution and sale of cannabis products in Canada and internationally. Aurora conducts the following key business activities in the countries listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•	Distribution of wholesale medical cannabis in the European Union ("EU") pursuant to the German Medicinal Products Act and German Narcotic Drugs Act;
•	Production of medical cannabis in Denmark pursuant to the Danish Medicines Act; and
•	Production and distribution of cannabis in Uruguay pursuant to Law N° 19,172 Cannabis and its derivatives: state control and regulation of the importation, production, acquisition, storage, marketing and distribution.

Through its recent acquisitions (Note 10), the Company expanded its business to include research and development, the production and sale of indoor cultivation systems, and the production and sale of hemp related products.

Aurora does not engage in any federally illegal U.S. cannabis-related activities. While the Company previously held an interest in a U.S. based company, Australis Holdings LLP (“Australis Holdings” or “AHL”), AHL has not engaged in any cannabis-related activities for the periods presented. AHL was spun-out to Aurora shareholders as part of the Australis Capital Inc. spin-out transaction completed on September 19, 2018 (Note 4(f)).

Note 2 Significant Accounting Policies and Significant Judgments

(a)	Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared under International Financial Reporting Standards ("IFRS") in accordance with International Accounting Standards 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting standards identified in Note 2(d). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended June 30, 2018, including the accompanying notes thereto.

For comparative purposes, the Company has reclassified certain immaterial items on the condensed consolidated interim statement of financial position and the condensed consolidated interim statement of comprehensive income to conform with current period’s presentation.

(b)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated on consolidation. Subsidiaries include entities over which Aurora has the authority or ability to exert power over the investee's financial and/or operating decisions, which in turn affect the Company's exposure or rights to the variable returns from the investee. Major subsidiaries acquired during the six months ended December 31, 2018 over which the Company has control include:

Major subsidiaries	Percentage Ownership	Functional Currency
Anandia Laboratories Inc. (“Anandia”)	100%	Canadian Dollar
ICC Labs Inc. ("ICC")	100%	U.S. Dollar
MedReleaf Corp. (“MedReleaf”)	100%	Canadian Dollar
UAB Agropro (“Agropro”)	100%	European Euro
UAB Borela (“Borela”)	100%	European Euro

8

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(c)	Significant Accounting Judgements, Estimates and Assumptions

The preparation of the Company’s condensed consolidated interim financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

Significant judgements, estimates and assumptions within these condensed consolidated interim financial statements remain the same as those applied to the consolidated financial statements for the year ended June 30, 2018, with the exception of the fair value of Australis Capital shares and warrants (Note 4(f)).

(c)	New or Amended Standards Effective July 1, 2018

The Company has adopted the following new or amended IFRS standards for the period beginning July 1, 2018.

(i)	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaced IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The Company adopted IFRS 9 using the retrospective approach where the cumulative impact of adoption was recognized in retained earnings as at July 1, 2018 and comparatives were not restated.

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income ("FVTOCI"), or (iii) at fair value through profit or loss ("FVTPL"). Consistent with IAS 39, financial liabilities under IFRS 9 are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost. The change did not impact the carrying amounts of any of our financial assets and liabilities on the adoption date.

The following table summarizes the classification of the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification

Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable excluding taxes receivable	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans and borrowings	Amortized cost	Amortized cost
Convertible debentures	Amortized cost	Amortized cost
Contingent consideration payable	FVTPL	FVTPL

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities except for equity instruments which were classified as marketable securities on the condensed consolidated interim statement of financial position. The Company designates its marketable securities as financial assets at FVTOCI, where they are initially recorded at fair value. This designation is made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive income only and are not transferred into profit or loss upon disposition.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade accounts receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to debtors and other relevant factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance for doubtful accounts ("AFDA") provision. Changes in the carrying amount of the AFDA provision are recognized in the statement of comprehensive income. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets recognized at amortized cost.

9

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(ii)	IFRS 15 Revenue from Contracts with Customers

The IASB replaced IAS 18 Revenue in its entirety with IFRS 15 Revenue from Contracts with Customers. The Company adopted IFRS 15 using the modified retrospective approach, where the cumulative impact of adoption was required to be recognized in retained earnings as of July 1, 2018 and comparatives were not required to be restated.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue, at a point in time or over time, the assessment of which requires judgment. The model features the following five-step contract-based analysis of transactions to determine whether, how much and when revenue is recognized:

1.	Identify the contract with a customer;
2.	Identify the performance obligation(s) in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligation(s) in the contract; and
5.	Recognize revenue when or as the Company satisfies the performance obligation(s).

In accordance with IFRS 15, revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment is typically due prior to shipment and is recognized into revenue upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18.

Effective October 17, 2018, Canada Revenue Agency ("CRA") began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the Interim Consolidated Statements of Comprehensive (Loss) Income, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

Service revenues, including patient referral and construction consulting services, are recognized over a period of time as performance obligations are completed. The timing of revenue recognition for service revenues is consistent with the Company's previous revenue recognition policy prior to the adoption of IFRS 15.

The adoption of this new standard had no impact on the amounts recognized in its condensed consolidated interim financial statements.

(e)	Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable or not expected to have a significant impact have been excluded.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term greater than twelve months, unless the underlying asset's value is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for the Company for the year commencing July 1, 2019 and the Company is currently assessing the impact of this new standard on its consolidated financial statements. The Company has begun scoping and assessing its leases in accordance with IFRS 16.

Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

10

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 3 Accounts Receivable

	Note	December 31, 2018	June 30, 2018
		$	$
Trade receivables		35,196	8,634
Dividends receivable	6	—	828
GST recoverable		17,170	5,634
		52,366	15,096

Note 4 Strategic Investments

(a)	Cann Group Limited (“Cann Group”)

Cann Group is a public company listed on the Australian Stock Exchange. Cann Group is the first company in Australia to be licensed for research and cultivation of medical cannabis for human use.

As of December 31, 2018, the Company held an aggregate of 31,956,347 shares in Cann Group (June 30, 2018 - 31,956,347), representing a 23% ownership interest. Given that the Company has significant influence over Cann Group, the investment has been accounted for under the equity method (Note 6). During the three months ended December 31, 2018, management finalized its estimate of the value of the Company's share of the fair value of identifiable net assets acquired. There were no significant changes during the period to the initial carrying amount recognized for the value of the investment.

Based on Cann Group’s closing stock price of A$2.05 on December 31, 2018, the 31,956,347 shares classified under investment in associates have a fair value of approximately $63.0 million (A$65.5 million). During the three and six months ended December 31, 2018, the Company assessed the carrying value of the investment against the estimated recoverable amount and determined that no impairment was required.

(b)	Alcanna Inc., formerly Liquor Stores N.A. Ltd. (“Alcanna”)

Alcanna is an Alberta based public company listed on the TSX and its principal business activity is the retailing of wines, beers and spirits in Canada and the United States of America. Alcanna also has developed and launched a retail cannabis business in Alberta and has advanced plans to develop and launch a retail cannabis business in other Canadian jurisdictions where private retailing is permitted.

As of December 31, 2018, the Company held an aggregate of 9,200,000 shares in Alcanna (June 30, 2018 - 9,200,000) representing a 25% ownership interest with a fair value of $38.7 million based on the closing stock price of $4.21. Given that the Company has significant influence over Alcanna, the investment is accounted for under the equity method (Note 6). During the three and six months ended December 31, 2018, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized an impairment charge of $68.7 million based on the December 31, 2018 stock price of $4.21, which has been recognized through the statement of comprehensive loss (Note 6). Management continues to refine the estimate of the Company’s share of the fair value of identifiable net assets acquired. As such, the allocation of the purchase price to the various assets acquired is subject to change. This allocation will be finalized no later than March 31, 2019.

At December 31, 2018, the Company’s 11,880,000 warrants in Alcanna had a fair value of $0.1 million (June 30, 2018 - $2.4 million) resulting in a net unrealized loss of $5.7 million and $2.3 million for the three and six months ended December 31, 2018 (Note 5(b)), respectively. The fair value of the warrants was estimated using the Binomial model with the following weighted average assumptions: share price of $4.21 (June 30, 2018 - $9.14); risk-free interest rate of 1.85% (June 30, 2018 - 2.12%); dividend yield of 0% (June 30, 2018 - 0%); historical stock price volatility of 51.07% (June 30, 2018 - 30.15%); and an expected life of 0.98 years (June 30, 2018 - 1.49 years). If the estimated volatility increased or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.3 million.

(c)	CTT Pharmaceuticals Inc. (“CTT”)

CTT is an Ontario-based public company which is listed on the OTC under the symbol "CTTH". CTT is in the business of developing dose specific, fast dissolving oral thin film wafers that provide dose specific, smoke-free delivery of medical cannabis or other active ingredients.

As at December 31, 2018, the Company held 3,731,343 common shares and 20,779,972 warrants of CTT, which if converted and exercised, would increase the Company’s ownership interest to 34% on a fully diluted basis (Note 5(b) and 6).

Based on an assessment of existing and potential voting rights and other qualitative factors, the Company holds significant influence in CTT and accounts for its investment under the equity method. The background and history of our holdings is described below.

11

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(i)	Convertible Debenture

At June 30, 2018, the Company held a $1.3 million (US $1.0 million) convertible debenture in CTT, convertible at the option of the Company at US $0.268 per share, as well as 20,779,972 share purchase warrants exercisable at US $0.35 per share expiring on May 20, 2021.

On August 20, 2018, the Company fully converted the US $1.0 million debenture into 3,731,343 common shares of CTT resulting in an approximate 8% ownership interest. On conversion, the carrying value of the debenture was adjusted from its June 30, 2018 fair value of $4.6 million to $3.4 million based on the quoted share price of US $0.70. This resulted in the recognition of a $1.2 million fair value loss during the six months ended December 31, 2018. The $3.4 million fair value of the investment was reclassified on conversion from derivatives (Note 5(b)) into investment in associates (Note 6).

(ii)	Warrants

At December 31, 2018, the 20,779,972 warrants in CTT had a fair value of $2.3 million (Note 5(b)) (June 30, 2018 - $15.5 million) and the Company recognized an aggregate unrealized fair value loss of $28.0 million and $13.2 million for the three and six months ended December 31, 2018, respectively (Note 5(b)). The fair value of the derivative was estimated using the Binomial model with the following weighted average assumptions: share price of US $0.39 (June 30, 2018 - US $0.89); risk-free interest rate of 2.63% (June 30, 2018 - 2.85%); dividend yield of 0% (June 30, 2018 - 0%); stock price volatility of 20% (June 30, 2018 - 20%); and an expected life of 2.39 years (June 30, 2018 - 2.89 years).

Based on CTT’s closing stock price of US $0.39 on December 31, 2018, the 3,731,343 shares classified under investment in associates have a fair value of $2.0 million (US $1.5 million). During the three and six months ended December 31, 2018, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized an impairment charge of $1.3 million (Note 6).

(d)	Capcium Inc. ("Capcium")

Capcium is a Montreal-based private company which is in the business of manufacturing soft-gels.

As of December 31, 2018, the Company held 8,828,662 shares (June 30, 2018 - 8,828,662) in Capcium representing a 20% ownership interest, as well as 4,883 convertible debentures. Based on an assessment of the Company’s existing voting rights and other qualitative factors, the Company determined that it holds significant influence in Capcium and has accounted for its investment under the equity method. Management continues to refine the estimate of the Company’s share of the fair value of identifiable net assets acquired. As such, the allocation of the purchase price to the various assets acquired is subject to change. This allocation will be finalized no later than the period ending June 30, 2019.

The Company purchased 4,883 convertible debentures for a total cost of $4.9 million. The debentures bear interest at 8% per annum and mature on September 5, 2020. The convertible debentures are convertible at the option of Aurora upon the occurrence of a Liquidity Event into units of Capcium at the lesser of (i) the price that is 20% discount to the Liquidity Event Price; and (ii) the price determined based on a pre-money value of $80.0 million at the time of the Liquidity Event. Each unit consists of one common share and one common share purchase warrant exercisable into one common share at a price that is 50% greater than the conversion price for 2 years from the completion of a Liquidity Event. A Liquidity Event is the occurrence of either a public offering, a reverse take-over or a merger transaction which results in the common shares of Capcium being listed on a recognized stock exchange.

At December 31, 2018, the convertible debenture had a fair value of $6.8 million resulting in an unrealized gain of $0.4 million and $1.9 million for the three and six months ended December 31, 2018, respectively (Note 5(b)). The fair value of the convertible debenture was estimated using the Monte-Carlo and FINCAD model with the following assumptions: share price of $1.1327; risk-free rate of 2.21%; dividend yield of 0%; stock price volatility of 51%; an expected life of 1.68 years; adjusted for a credit spread of 26% and a probability factor of 80% for the Liquidity Event. If the estimated volatility increased or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.2 million.

(e)	The Green Organic Dutchman Holdings Ltd. ("TGOD")

TGOD is an Ontario based licensed producer of cannabis in Canada. As at December 31, 2018, the Company held 33,333,334 shares (June 30, 2018 - 39,674,584) in TGOD with a fair value of $82.0 million (Note 5 (a)) based on the stock price of $2.46.

Upon closing of TGOD’s IPO on May 2, 2018, the Company received 39,674,584 common shares and 19,837,292 share purchase warrants and milestone options. Based on potential and existing voting rights as well as other qualitative factors, the Company concluded that it had significant influence in TGOD at that time. As a result, on May 2, 2018 the aggregate $133.2 million fair value of the common shares was reclassified from derivatives as subscription receipts to investment in associates and the TGOD share purchase warrants and milestone options were recognized as derivatives at fair value through profit or loss.

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Of the 19,837,292 share purchase warrants, 16,666,667 subscription receipt warrants are exercisable into an equivalent number of common shares of TGOD at $3.00 per share expiring February 28, 2021, and 3,170,625 participation right warrants are exercisable into an equivalent number of common shares of TGOD at $7.00 per share expiring May 2, 2020. The Company also held milestone options which, upon TGOD’s achievement of the specified milestones, entitle the Company to increase its ownership interest in TGOD to over 50% and are exercisable at a 10% discount to the listed market price.

On September 27, 2018, due to the resignation of Aurora's Board representative from TGOD’s Board of Directors and other qualitative factors, the Company no longer held significant influence in TGOD. As a result, the $131.0 million carrying value of Aurora's equity investment was derecognized from investment in associates (Note 6) and reclassified to marketable securities (Note 5(a)) at its fair value of $275.3 million, calculated based on the September 27, 2018 quoted market price of $6.94. This resulted in the recognition of a $144.4 million fair value gain during the six months ended December 31, 2018.

In October 2018, the Company sold 6,341,250 common shares of TGOD for gross proceeds of $35.9 million at an average price of $5.66. As a result, the Company recognized a realized loss of $8.4 million during the three and six months ended December 31, 2018.

At December 31, 2018, the $14.8 million (June 30, 2018 - $95.0 million) fair value of the 16,666,667 subscription receipt warrants and milestone options (Note 5(b)) was estimated using the Binomial model with the following weighted average assumptions: share price of $2.46 (June 30, 2018 - $6.47); risk-free interest rate of 2.23% (June 30, 2018 - 2.30%); dividend yield of 0%(June 30, 2018 - 0%); stock price volatility of 75.16% (June 30, 2018 - 60.00%); and an expected life of 2.01 years (June 30, 2018 - 2.52 years). At December 31, 2018, of the $14.8 million fair value, $14.8 million was attributed to the subscription receipt warrants and $nil was attributed to the milestone options (June 30, 2018 - $27.6 million). During the three and six months ended December 31, 2018, the Company recognized fair value losses of $78.6 million and $80.2 million, respectively for the subscription receipt warrants and milestone options. During the three and six months ended December 31, 2018, Aurora's milestone options expired unexercised and resulted in a loss of $11.2 million and $27.6 million, respectively (Note 5(b)).

At December 31, 2018, the $0.6 million (June 30, 2018 - $4.5 million) fair value of the 3,170,625 participation right warrants was estimated using the Monte-Carlo model with the following weighted average assumptions: share price of $2.46 (June 30, 2018 - $6.47); risk-free interest rate of 2.22% (June 30, 2018 - 2.21%); dividend yield of 0% (June 30, 2018 - 0%); stock price volatility of 75.16% (June 30, 2018 - 60.00%); and an expected life of 1.34 years (June 30, 2018 - 1.84 years). In connection with the valuation of the participation right warrants, the Company recognized a fair value loss of $5.2 million and a fair value loss of $3.8 million during the three and six months ended December 31, 2018, respectively.

(f)	Australis Capital Inc. (“ACI”)

At June 30, 2018, ACI was a wholly-owned subsidiary of Aurora and Aurora held a 50% interest in AHL. During the three months ended September 30, 2018, the Company distributed the shares and warrants that it owned in ACI to the Company's shareholders through a spin-out transaction. As part of the spin-out, ACI completed a two-tranche private placement on July 5, 2018 and August 3, 2018, which resulted in reductions of Aurora's ownership interest in ACI to 47% and 24%, respectively.

Following the completion of the first private placement on July 5, 2018, Aurora no longer had the ability to exercise control over ACI and ACI was deconsolidated. The Company accounted for its remaining 26,802,364 ACI shares held as an investment in associate (Note 6) and the 26,802,364 ACI warrants held as derivatives (Note 5(b)). The shares had an estimated fair value of $5.4 million on July 5, 2018 based on the private placement subscription price of $0.20 per share and the warrants had a fair value of $0.7 million estimated using the Binomial model with the following assumptions: share price of $0.20; risk-free rate of 1.90%; volatility of 50.67%; dividend yield of 0%; and an expected life of 1.00 year. As a result of loss of control and deconsolidation, during the six months ended December 31, 2018 the Company recognized a $0.4 million gain in the statement of comprehensive income.

Following the completion of the second private placement on August 3, 2018, Aurora no longer had ACI Board representation, no interchange of managerial personnel, and had received shareholder approval for the spin-out. As such, Aurora no longer held significant influence in ACI and the $5.4 million (Note 6) fair value of the 26,802,364 ACI shares were reclassified to marketable securities (Note 5(a)).

The Company also received 1,341,391 units in ACI in exchange for funding of $0.27 million of ACI’s transaction costs prior to the spin-out. Each unit consisted of one common share and one warrant exercisable at $0.25 per share for a period of one year. Upon receipt of these units, $0.23 million was allocated to the shares (Note 5(a)) and $0.04 million was allocated to the warrants (Note 5(b)).

On September 19, 2018, the Company held a total 28,143,755 shares and 28,143,755 warrants in ACI which were spun-out to shareholders and ACI became a separate publicly traded company. At the time of the spin-out, the shares and warrants had a fair value of $82.5 million (Note 5(a)) and $69.2 million (Note 5(b)), respectively, estimated based on ACI’s quoted closing market price on September 19, 2018 of $2.93 and $2.46, respectively. In accordance with IFRS, the Company was required to remeasure these interests to fair value and as a result, recognized an unrealized gain of $76.9 million in other comprehensive income on the shares (Note 5(a)), and an unrealized gain of $68.5 million in income on the warrants (Note 5(b)). As a result of the spin-out, the Company recognized a dividend of $151.7 million to retained earnings, which equated to the fair value of the ACI shares and warrants distributed to Aurora shareholders.

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

As part of the spin-out of ACI and pursuant to the June 14, 2018 Funding Agreement, the Company received the following restricted back-in right warrants in exchange for $0.5 million:

(a)	22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)	The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI on the date of first exercise, exercisable at the five-day volume weighted average trading price of ACI’s shares and expiring September 19, 2028.

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are legal under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required.

As cannabis operations in the U.S. remain illegal under federal and certain state laws, the warrants remain un-exercisable at December 31, 2018. As such, the Company’s estimate of the fair value of the back-in right warrants has not changed materially from the $0.5 million (Note 5(b)) original cost of the investment.

(g)	Choom Holdings Inc. ("Choom")

Choom is an emerging consumer cannabis company that is developing retail networks across Canada.

On November 2, 2018, the Company subscribed to a $20.0 million unsecured convertible debenture in Choom bearing interest at 6.5% per annum and maturing on November 2, 2022. The debenture is convertible into common shares of Choom at $1.25 per share after March 3, 2019. In connection with the debenture, the Company also received an aggregate of 96,464,248 share purchase warrants in Choom. The share purchase warrants are exercisable between $1.25 and $2.75 per share beginning November 2, 2018 and expire on November 2, 2020. Per the terms of the arrangement and in accordance with the Cannabis Retail Regulations in Ontario, licensed producers are subject to a 9.9% ownership interest in licensed retailers. As a result, Aurora's ability to convert its convertible debentures and exercise its share purchase warrants is subject to this 9.9% ownership restriction.

At December 31, 2018, the convertible debenture had a fair value of $19.1 million resulting in an unrealized loss of $0.8 million since initial recognition (Note 5(b)). The fair value of the convertible debenture was estimated using the FINCAD model based on the following assumptions: share price of $0.43; credit spread of 8.74%; dividend yield of 0%; stock price volatility of 126% and an expected life of 3.84 years.

At December 31, 2018, the 96,464,248 share purchase warrants had a fair value of $0.06 million resulting in an unrealized loss of $0.04 million since initial recognition (Note 5(b)). The fair value of the warrants was estimated using the binomial tree model based on the following weighted average assumptions: share price of $0.43; risk-free interest rate of 2.24%; dividend yield of 0%; stock price volatility of 126%; and an expected life of 1.84 years.

As at December 31, 2018, the Company also held 9,859,155 shares in Choom, which have a fair value of $4.2 million based on the $0.425 stock price (Note 5(a)). During the three and six months ended December 31, 2018, the Company recognized unrealized fair value losses of $7.4 million and $8.5 million, respectively (Note 5(a)).

(h)	Investee-B

Investee-B is a private Canadian company that cultivates, manufactures and distributes medical cannabis products in Jamaica. On July 2, 2018, the Company subscribed to a $13.4 million (US $10.0 million) convertible debenture in Investee-B. The debentures bear interest at 1.5% per annum payable in cash or common shares equal to the fair value of shares at the time of issuance. The debentures are convertible into common shares of Investee-B at US $4.9585 at Aurora's option until July 2, 2023.

The Company also entered into an Investor Rights Agreement, under which Aurora has the right to: (i) participate in any future equity offerings of Investee-B to enable Aurora to maintain its percentage ownership interest, and (ii) to nominate a director to Investee-B’s Board of Directors as long as the Company owns at least a 10% interest.

As of December 31, 2018, the convertible debenture had a fair value of $14.4 million (US $10.5 million)(Note 5(b)). The Company recognized unrealized gains of $0.1 million and $1.0 million for the three and six months ended December 31, 2018, respectively (Note 5(b)). The fair value was estimated using two coupled Black-Scholes models based on the following assumptions: estimated share price of $3.71; risk-free interest rate of 2.91%; dividend yield of 0%; stock price volatility of 31.84%; credit spread of 1.31% and an expected life of 4.50 years. If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by approximately $0.2 million. If the estimated share price increases or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.4 million.

(i)	High Tide Inc. (“High Tide”)

High Tide is an Alberta based, retail focused cannabis and lifestyle accessories company.

On December 12, 2018, the Company invested $10 million in unsecured convertible debentures bearing an interest rate of 8.5% per annum and maturing on December 12, 2020. The debentures are convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after June 12, 2019, subject to Aurora holding no more than a 9.9% ownership interest in High Tide in accordance with the ownership restriction applicable to licensed producers under the Cannabis Retail Regulations in Ontario.

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

At December 31, 2018, the convertible debenture had a fair value of $10.0 million, resulting in an unrealized gain of $nil for the three and six months ended December 31, 2018 (Note 5(b)), respectively. The fair value of the convertible debenture was estimated using the FINCAD model with the following assumptions: share price of $0.40; risk-free rate of 6.25%; dividend yield of 0%; stock price volatility of 77% and an expected life of 1.95 years.

Note 5 Marketable Securities and Derivatives

(a)	Marketable securities

At December 31, 2018, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 3
Marketable securities designated at FVTOCI	Cann Group Note 4(a)	Canni- Med	Micron	Radient	TGOD Note 4(e)	ACI Note 4(f)	Choom Note 4(g)	Other immaterial investments	Total
	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018	—	—	2,426	44,043	—	—	12,719	—	59,188
Additions	—	—	—	—	—	228	—	1,000	1,228
Transfer from investment in associates	—	—	—	—	275,342	5,360	—	—	280,702
Unrealized gain (loss) on changes in fair value	—	—	(44)	1,130	10,712	76,873	(1,085)	—	87,586
Spin-out	—	—	—	—	—	(82,461)	—	—	(82,461)
Balance, September 30, 2018	—	—	2,382	45,173	286,054	—	11,634	1,000	346,243
Additions (disposals)	—	—	—	—	(35,593)	—	—	471	(35,122)
Unrealized gain (loss) on changes in fair value	—	—	(1,124)	(17,318)	(168,461)	—	(7,443)	13	(194,333)
Balance, December 31, 2018	—	—	1,258	27,855	82,000	—	4,191	1,484	116,788

Unrealized gain (loss) on marketable securities
3 months ended December 31, 2017
Inception gains amortized	—	—	—	3,700	—	—	—	—	3,700
OCI unrealized gain (loss)	(18,939)	(24)	—	19,237	—	—	—	—	274
6 months ended December 31, 2017
Inception gains amortized	—	—	—	3,700	—	—	—	—	3,700
OCI unrealized gain (loss)	(7,021)	(24)	—	19,870	—	—	—	—	12,825
3 months ended December 31, 2018
OCI unrealized gain (loss)	—	—	(1,124)	(17,318)	(168,461)	—	(7,443)	—	(194,346)
6 months ended December 31, 2018
OCI unrealized gain (loss)	—	—	(1,168)	(16,188)	(157,749)	76,873	(8,528)	—	(106,760)

15

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(b)	Derivatives

At December 31, 2018, the Company held the following derivative investments and convertible debentures

Financial asset hierarchy level	Level 3	Level 3	Level 3	Level 2	Level 2	Level 2	Level 2	Level 2	Level 3	Level 2	Level 2	Total
	Micron	Radient	Alcanna	CTT	Capcium	TGOD	ACI	Choom	Investee-B	High Tide	Namaste
Derivates and Convertible Debentures at FVTPL			Note 4(b)	Note 4(c)	Note 4(d)	Note 4(e)	Note 4(f)	Note 4(g)	Note 4(h)	Note 4(i)
	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018	1,028	1,412	2,400	20,140	—	99,471	—	—	—	—	491	124,942
Additions	—	—	—	—	4,600	—	541	—	13,403	—	—	18,544
Transfer on loss of control of subsidiary	—	—	—	—	—	—	679	—	—	—	—	679
Unrealized gain (loss) on changes in fair value	(138)	(69)	3,355	13,575	1,561	(196)	68,514	—	(464)	—	422	86,560
Foreign exchange	—	—	—	—	—	—	—	—	600	—	—	600
Transfer to investment in associates (Note 6)	—	—	—	(3,413)	—	—	—	—	—	—	—	(3,413)
Spin-out	—	—	—	—	—	—	(69,234)	—	—	—	—	(69,234)
Balance, September 30, 2018	890	1,343	5,755	30,302	6,161	99,275	500	—	13,539	—	913	158,678
Additions	—	—	—	—	283	—	—	20,000	—	10,000	—	30,283
Unrealized gain (loss) on changes in fair value	(648)	(1,044)	(5,651)	(28,014)	353	(83,853)	—	(806)	118	—	(712)	(120,257)
Foreign exchange	—	—	—	—	—	—	—	—	733	—	—	733
Balance, December 31, 2018	242	299	104	2,288	6,797	15,422	500	19,194	14,390	10,000	201	69,437

Unrealized gain (loss) on derivatives
3 months December 31, 2018
Inception gains amortized	153	232	—	—	—	—	—	—	—	—	—	385
Unrealized gain (loss) on changes in fair value	(648)	(1,044)	(5,651)	(28,014)	353	(83,853)	—	(806)	118	—	(712)	(120,257)
	(495)	(812)	(5,651)	(28,014)	353	(83,853)	—	(806)	118	—	(712)	(119,872)

6 months ended December 31, 2018
Inception gains amortized	306	464	—	—	—	—	—	—	—	—	—	770
Unrealized gain (loss) on changes in fair value	(786)	(1,113)	(2,296)	(14,440)	1,914	(84,049)	68,514	(806)	(346)	—	(289)	(33,697)
	(480)	(649)	(2,296)	(14,440)	1,914	(84,049)	68,514	(806)	(346)	—	(289)	(32,927)

16

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 6 Investments in Associates and Joint Ventures

The carrying value of investments in associates and joint ventures consist of:

	Cann Group Note 4(a)	Alcanna Note 4(b)	CTT Note 4(c)	Capcium Note 4(d)	TGOD Note 4(e)	ACI Note 4(f)	10647594 Canada	Total
	$	$	$	$	$	$	$	$
Balance, June 30, 2018	81,183	109,577	—	11,256	132,292	—	134	334,442
Additions	—	—	3,413	—	—	5,360	—	8,773
Dividend income	—	(828)	—	—	—	—	—	(828)
Disposition / reclassification	—	—	—	—	(130,974)	(5,360)	(134)	(136,468)
Share of net loss (i)	(258)	(328)	(52)	(159)	(1,318)	—	—	(2,115)
OCI FX loss	(2,848)	—	—	—	—	—	—	(2,848)
Balance, September 30, 2018	78,077	108,421	3,361	11,097	—	—	—	200,956
Additions	—	—	—	3	—	—	—	3
Share of net income (loss) (i)	(259)	(992)	(117)	474	—	—	—	(894)
Impairment	—	(68,696)	(1,261)	—	—	—	—	(69,957)
OCI FX gain	1,869	—	—	—	—	—	—	1,869
Balance, December 31, 2018	79,687	38,733	1,983	11,574	—	—	—	131,977
(i)	Represents an estimate of the Company's share of net income (loss) based on the latest publicly available information of the investee.

Note 7 Biological Assets

The Company’s biological assets consist of cannabis plants from inception to the point of harvest. The changes in the carrying value of biological assets are as follows:

$
Balance, June 30, 2018	13,620
Production costs capitalized	9,476
Biological assets acquired through business combinations (Note 10)	7,289
Changes in fair value less cost to sell due to biological transformation	27,663
Transferred to inventory upon harvest	(31,961)
Balance, December 31, 2018	26,087

As of December 31, 2018, the weighted average fair value less cost to complete and cost to sell was $2.72 per gram (June 30, 2018 - $6.46 per gram).

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of biological assets:

Inputs and assumptions	Calculation method	Inter-relationship between unobservable inputs and fair value - the estimated fair value would increase (decrease) if:
Selling price per gram	Based on average selling prices for the period for all strains of cannabis sold by the Company, which is expected to approximate future selling prices.	The selling price per gram were higher (lower).
Attrition rate	Based on the weighted average number of plants culled at each stage of production	The attrition rate was lower (higher).
Average yield per plant	Based on the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	The average yield per plant was higher (lower).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	The standard cost per gram to complete production was lower (higher).
Cumulative stage of completion in the production process	Based on a weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	The number of days in production was higher (lower).

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

Significant inputs & assumptions	Range of inputs			Effect on fair value
	Dec 31, 2018	Jun 30, 2018	Sensitivity	Dec 31, 2018	Jun 30, 2018
Selling price per gram	$6.23	$7.25 to $8.96	Increase or decrease of $1.00 per gram	$7,185	$1,763
Average yield per plant	24 to 70 grams	20 to 51 grams	Increase or decrease by 5 grams per plant	$4,124	$1,999

17

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

During the three and six months ended December 31, 2018, the Company’s biological assets produced 7,822,496 and 12,818,486 grams of dried cannabis, respectively (three and six months ended December 31, 2017 - 1,204,259 and 2,213,844 grams). As of December 31, 2018, it was expected that the Company’s biological assets would yield approximately 17,139,637 grams (June 30, 2018 - 3,794,770 grams) of cannabis when harvested.

Note 8 Inventory

The following is a breakdown of inventory at December 31, 2018:

	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$
Harvested cannabis
Work-in-process	17,955	23,371	41,326
Finished goods	3,850	3,648	7,498
	21,805	27,019	48,824
Cannabis oils
Work-in-process	937	619	1,556
Finished goods	1,521	1,211	2,732
	2,458	1,830	4,288
Capsules
Work-in-process	94	61	155
Finished goods	482	88	570
	576	149	725
Indoor cultivation systems and hemp seed food products
Raw materials	3,198	—	3,198
Work-in-process	1,778	—	1,778
Finished goods	1,607	—	1,607
	6,583	—	6,583

Merchandise, accessories, supplies and consumables	9,356	—	9,356

Balance, December 31, 2018	40,778	28,998	69,776

The following is a breakdown of inventory at June 30, 2018:

	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$
Harvested cannabis
Work-in-process	2,215	6,337	8,552
Finished goods	5,637	7,742	13,379
	7,852	14,079	21,931
Cannabis oils
Work-in-process	550	782	1,332
Finished goods	1,099	1,364	2,463
	1,649	2,146	3,795
Capsules
Finished goods	166	90	256

Indoor cultivation systems and hemp seed food products
Raw materials	1,160	—	1,160
Work-in-process	701	—	701
Finished goods	323	—	323
	2,184	—	2,184

Accessories, supplies and consumables	1,429	—	1,429

Balance, June 30, 2018	13,280	16,315	29,595

18

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

During the three and six months ended December 31, 2018, inventory expensed to cost of goods sold was $47.4 million and $71.3 million (three and six months ended December 31, 2017 - $8.9 million and $14.5 million) respectively, which included $21.6 million and $36.0 million (three and six months ended December 31, 2017, respectively - $4.0 million and $6.6 million) of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Note 9 Property, Plant and Equipment

	Land	Building & Improvements	Construction in progress	Computer Software & Equipment	Furniture & Fixtures	Production & Other Equipment	Finance Lease Equipment	Total
	$	$	$	$	$	$	$	$
Cost
Balance, June 30, 2018	—	79,085	146,547	4,078	3,477	19,222	791	253,200
Additions	14,868	65,223	26,727	11,160	1,541	34,391	1,024	154,934
Additions from business combination and asset acquisitions (note 10)	21,164	76,532	32,919	4,911	3,361	12,529	607	152,023
Reclass on completed phases of construction	—	151,010	(151,010)	—	—	—	—	—
Disposals	—	—	—	—	—	(602)	(298)	(900)
Foreign currency translation	235	527	239	—	(12)	42	—	1,031
Balance, December 31, 2018	36,267	372,377	55,422	20,149	8,367	65,582	2,124	560,288

Accumulated Depreciation
Balance, June 30, 2018	—	3,324	—	584	349	2,450	141	6,848
Depreciation	—	7,504	—	2,218	761	8,770	103	19,356
Disposals	—	—	—	—	—	(57)	(125)	(182)
Foreign currency translation	—	29	—	—	—	—	—	29
Balance, December 31, 2018	—	10,857	—	2,802	1,110	11,163	119	26,051

Net Book Value
June 30, 2018	—	75,761	146,547	3,494	3,128	16,772	650	246,352
December 31, 2018	36,267	361,520	55,422	17,347	7,257	54,419	2,005	534,237

During the three and six months ended December 31, 2018, $0.5 million and $1.5 million (three and six months ended December 31, 2017, respectively - $1.2 million and $2.5 million) in borrowing costs were capitalized to construction in progress at a weighted average interest rate of 18% and 19% (three and six months ended December 31, 2017 - 19% and 21%).

19

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 10 Business Combinations

Acquisitions completed during the six months ended December 31, 2018	MedReleaf (a)	Anandia (b)	Agropro / Borela (c)	ICC (d)	Immaterial transaction (e)	Total
	$	$	$	$	$	$
Total consideration
Cash paid	—	—	8,302	—	—	8,302
Common shares issued	2,568,634	78,588	1,411	255,237	1,078	2,904,948
Share purchase warrants issued	—	19,565	—	—	—	19,565
Replacement share-based awards	75,373	—	—	7,664	—	83,037
Contingent consideration	—	—	—	—	233	233
Loan settlement	—	—	3,176	—	—	3,176
	2,644,007	98,153	12,889	262,901	1,311	3,019,261

Net identifiable assets acquired (liabilities assumed)
Cash	113,713	12,127	41	5,155	—	131,036
Accounts receivables	11,891	783	2,099	2,856	—	17,629
Income taxes receivable	8,078	—	—	149	—	8,227
Marketable securities	—	—	—	471	—	471
Biological assets	7,154	—	—	135	—	7,289
Inventories	32,626	33	2,226	762	—	35,647
Prepaid expenses and deposits	6,344	310	168	—	—	6,822
Property, plant and equipment	126,911	4,665	2,435	18,012	—	152,023
Other assets	581	—	—	1	—	582
Intangible assets
Customer relationships	60,700	4,700	—	—	—	65,400
Permits and licenses	89,857	11,000	—	141,558	—	242,415
Brand and trademarks	62,200	1,700	—	—	—	63,900
Patents	131	—	—	—	—	131
Intellectual property	116,200	2,200	—	—	—	118,400
Know-how	—	10,700	—	—	—	10,700
Deferred tax asset	—	43	81	—	—	124
	636,386	48,261	7,050	169,099	—	860,796

Accounts payable and accruals	(16,919)	(518)	(1,683)	(1,963)	—	(21,083)
Income taxes payable	—	—	(7)	—	—	(7)
Deferred revenue	—	(65)	(6)	—	—	(71)
Loans and borrowings	—	(298)	—	—	—	(298)
Asset retirement obligation	(217)	—	—	—	—	(217)
Deferred tax liability	(72,907)	(7,217)	—	(35,389)	—	(115,512)
	546,343	40,163	5,354	131,747	—	723,608

Purchase price allocation
Net identifiable assets acquired	546,343	40,163	5,354	131,747	—	723,608
Goodwill	2,097,664	57,990	7,535	131,154	1,311	2,295,653
	2,644,007	98,153	12,889	262,901	1,311	3,019,261

Net cash outflows
Cash consideration paid	—	—	8,302	—	—	8,302
Cash acquired	113,713	12,127	41	5,155	—	131,036
	113,713	12,127	8,343	5,155	—	139,338

Acquisition costs expensed
Six months ended December 31, 2018	13,600	209	2,230	2,915	—	18,954

Net accounts receivables acquired
Gross contractual receivables acquired	14,262	791	2,099	2,856	—	20,008
Receivables expected to be uncollectible	(2,371)	(8)	—	—	—	(2,379)
Net accounts receivables acquired	11,891	783	2,099	2,856	—	17,629

20

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(a)	MedReleaf Corp. ("MedReleaf")

On July 25, 2018, the Company acquired MedReleaf, a Canadian company previously listed on the TSX. MedReleaf is in the business of the production and sale of cannabis. The Company acquired MedReleaf to increase its production capacity, international presence, research and development portfolio, patient count and revenue growth.

The Company acquired all of the issued and outstanding shares of MedReleaf for aggregate consideration of $2,644.0 million, which consisted of 370,120,238 common shares with a fair value of $2,568.6 million and replacement share based awards with a fair value of $75.4 million. The compensation expense related to these replacement awards includes: $53.8 million for employee stock options, $2.0 million for performance options, and $19.6 million for warrants.

At the date of acquisition, management was in the process of gathering the relevant information to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets and the allocation of goodwill.

During the three month period ended December 31, 2018, preliminary acquisition date values for consideration payable decreased by $0.1 million, intangible assets decreased by $6.9 million, loans receivable and loans and borrowings decreased by $0.8 million, property, plant and equipment decreased by $7.5 million and deferred tax liability decreased by $3.0 million. Goodwill increased by $11.3 million in connection with the changes in the fair values of these assets and liabilities.

Goodwill represents expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition, as well as the deferred tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the six months ended December 31, 2018, MedReleaf accounted for $43.3 million in revenues and $32.3 million in net loss since July 25, 2018. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $4.5 million in revenues and an increase of $17.6 million in net loss for the six months ended December 31, 2018.

(b)	Anandia Laboratories Inc. ("Anandia")

On August 8, 2018, the Company acquired Anandia, a Canadian cannabis-focused science company specialized in genomics, metabolite profiling, plant breeding, disease characterization, cultivar certification, and the provision of testing services to producers and patient-cultivators. The acquisition will enable Aurora to develop new, customized cultivars for specific applications, creating products that generate positive health outcomes in relation to specific medical indications, while further enhancing efficiencies at our facilities.

The Company acquired all of the issued and outstanding shares of Anandia for aggregate consideration of $98.2 million, which included 12,716,482 common shares with a fair value of $78.6 million and 6,358,210 share purchase warrants with a fair value of $19.6 million. The warrants are each exercisable at $9.37 and expire on August 9, 2023. As part of the acquisition, an aggregate of $10.0 million in additional share consideration is to be paid out in three tranches on the first, second and fourth anniversaries of the acquisition date, subject to the continued employment of the co-founders of Anandia. The additional consideration is accounted for as compensation expense for post-combination services provided and will be expensed through income. During the three and six months ended December 31, 2018, the Company accrued $0.7 million and $2.6 million in compensation expense, respectively.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company's estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets and the allocation of goodwill.

During the three month period ended December 31, 2018, preliminary acquisition date values for intangible assets decreased by $0.6 million and deferred tax liability decreased by $0.2 million, with a corresponding increase to goodwill.

Goodwill represents expected synergies, future growth, and other intangibles that do not qualify for separate recognition, as well as the deferred tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the six months ended December 31, 2018, Anandia accounted for $1.4 million in revenues and $2.6 million in net loss since the August 8, 2018 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $0.2 million in revenues and an increase of $2.5 million in net loss during the six months ended December 31, 2018.

(c)	UAB Agropro and UAB Borela

On September 10, 2018, the Company acquired Agropro and Borela, both located in Lithuania. Agropro is a producer, processor and supplier of certified organic hemp and hemp products, and its sister company, Borela, is a processor and distributor of organic hulled hemp seeds, hemp seed protein, hemp flour and hemp seed oil. The Company acquired both companies to extract, refine and productize their organic hemp biomass into a wide range of organic CBD-based products.

21

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

The Company acquired all of the issued and outstanding shares of Agropro and Borela for aggregate consideration of $12.9 million which is comprised of $8.3 million in cash, $3.2 million loan settlement, and 170,834 common shares with a fair value of $1.4 million.

Additionally, the Company issued 270,024 common shares for finders’ fees relating to this acquisition with a fair value of $2.2 million (Note 15(b)(i)).

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company's estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation.

During the three month period ended December 31, 2018, the preliminary acquisition date value for deferred tax assets increased by $0.1 million, with a corresponding decrease to goodwill.

Goodwill represents expected synergies, future growth, and other intangibles that do not qualify for separate recognition, as well as the deferred tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the three months ended September 30, 2018, Agropro and Borela accounted for $2.5 million in revenues and $0.5 million in net loss since the September 10, 2018 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $1.4 million in revenues and an increase of $0.2 million in net loss during the six months ended December 31, 2018.

(d)	ICC Labs Inc. ("ICC")

On November 22, 2018, the Company acquired ICC, a licensed producer and distributor of medicinal cannabinoid extracts, consumer cannabis and industrial hemp products in Uruguay, as well as a licensed producer of medicinal cannabis in Colombia.

The Company acquired all of the issued and outstanding shares of ICC for aggregate consideration of $262.9 million comprised of 31,904,668 common shares with a fair value of $255.2 million, and $7.7 million fair value of replacement share-based awards. The replacement share-based awards include $7.6 million for warrants and $0.02 million for compensation options.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company's estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, and the allocation of goodwill.

Goodwill represents expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition, as well as the deferred tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the six months ended December 31, 2018, ICC accounted for $0.1 million in revenues and a loss of $0.9 million in net income since the November 22, 2018 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $0.7 million in revenues and an increase of $8.4 million in net loss for the six months ended December 31, 2018.

(e)	Immaterial transaction

During the six months ended December 31, 2018, the Company acquired 100% ownership of a business complementary to our existing lines of business. Goodwill represents expected operational synergies arising from the acquired workforce and the benefits of acquiring an established business. None of the amount assigned to goodwill is expected to be deductible for tax purposes.

Business Combinations Completed During the Year Ended June 30, 2018

Hempco Food and Fiber Inc.

Hempco, a Canadian public company listed on the TSX Venture Exchange, is a producer of industrial hemp products and is developing hemp foods, hemp fiber and hemp nutraceuticals. The Company anticipates regulations preventing industrial hemp producers from harvesting leaves, flowers and buds, which contain Cannabidiols (“CBD”), will be revised to allow for processing of CBDs which Aurora intends to use for the production of capsules, oils and topicals.

On November 14, 2017, the Company acquired a 22.3% ownership interest in Hempco by subscribing to its private placement of 10,558,676 units, where each unit consists of one share and one warrant. The Company also entered into a call option agreement to acquire up to an aggregate of 10,754,942 shares from the majority owners of Hempco. After considering potential voting rights on a fully diluted basis, the Company concluded that it has control over Hempco and holds a 52.11% ownership interest in Hempco as at December 31, 2018 (June 30, 2018 - 52.33%).

22

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

As at December 31, 2018, management has finalized the purchase price allocation of Hempco based on the Company's estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. No changes were made to the purchase price allocation disclosed in the audited consolidated financial statements for the year ended June 30, 2018.

CanniMed Therapeutics Inc.

On March 15, 2018, the Company acquired an 87.2% ownership interest in CanniMed pursuant to an offer to acquire all of the issued and outstanding CanniMed Shares, excluding existing shares already owned by Aurora.

As of December 31, 2018, the Company held 100% ownership interest in CanniMed (June 30, 2018 - 100%).

As at December 31, 2018, management has finalized the purchase price allocation of CanniMed based on the Company's estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. During the three-month period ended December 31, 2018, the preliminary acquisition date values disclosed in the audited consolidated financial statements for the year ended June 30, 2018 changed as follows:

	Provisional allocation as at June 30, 2018	Adjustments	Adjusted Balance
	$	$	$
Intangible assets	200,800	(55,900)	144,900
Deferred tax asset	11,663	33	11,696
Deferred tax liability	(58,083)	13,968	(44,115)
Non-controlling interest	(32,586)	10,205	(22,381)
Goodwill	680,381	31,694	712,075

As required by IFRS, comparative amounts have been adjusted so as to reflect the adjustments effective as of the acquisition date.

Note 11 Non-Controlling Interests

The following table presents the summarized financial information about the Company's subsidiaries that have non-controlling interests. This information represents amounts before intercompany eliminations.

December 31, 2018
$
Current assets	7,040
Non-current assets	22,279
Current liabilities	(7,447)
Non-current liabilities	(13,742)
Non-controlling interests	7,660
Revenues for the six months then ended	1,090
Net loss for the six months then ended	(6,636)

The net change in non-controlling interests is as follows:

Total
$
As at June 30, 2018	4,562
Non-controlling interest relating to exercised share options and warrants	415
Contribution from NCI	5,850
Change in ownership interest	4
Share of loss for the period	(3,171)
Ending balance	7,660

23

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 12 Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	Definite life intangibles subject to amortization						Indefinite life intangibles
	Customer Relationships	Permits and Licenses	Patents	Intellectual Property	Know-how	Total Definite Life Intangibles	Brand	Permits and Licenses	Total Indefinite Life Intangibles	Total Intangible Assets	Goodwill	Total Intangible Assets and Goodwill
	$	$	$	$	$	$	$	$	$	$	$	$
Cost
Balance, Jun 30, 2018	11,555	97,414	2,221	—	—	111,190	70,854	22,544	93,398	204,588	760,744	965,332
Additions from acquisitions	65,400	100,857	131	118,400	10,700	295,488	63,900	141,558	205,458	500,946	2,295,653	2,796,599
Other additions	5,363	4,478	—	—	—	9,841	—	—	—	9,841	—	9,841
Balance, Dec 31, 2018	82,318	202,749	2,352	118,400	10,700	416,519	134,754	164,102	298,856	715,375	3,056,397	3,771,772

Accumulated amortization
Balance, Jun 30, 2018	2,224	1,943	89	—	—	4,256	—	—	—	4,256	—	4,256
Amortization	5,228	8,321	114	8,220	466	22,349	—	—	—	22,349	—	22,349
Balance, Dec 31, 2018	7,452	10,264	203	8,220	466	26,605	—	—	—	26,605	—	26,605

Net book value
Jun 30, 2018	9,331	95,471	2,132	—	—	106,934	70,854	22,544	93,398	200,332	760,744	961,076
Dec 31, 2018	74,866	192,485	2,149	110,180	10,234	389,914	134,754	164,102	298,856	688,770	3,056,397	3,745,167

As at December 31, 2018, of the $298.9 million indefinite life intangibles, $298.2 million are allocated to the group of cash generating units ("CGUs") that comprise the cannabis segment. The remaining $0.7 million of the indefinite life intangibles are allocated to the indoor cultivation CGU.

24

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 13 Convertible Debentures

	Nov 2017 (a)	Mar 2018 (b)	Total
	$	$	$
Balance, June 30, 2018	637	190,891	191,528
Conversion	(640)	(378)	(1,018)
Interest paid	(69)	(5,739)	(5,808)
Accretion	34	11,113	11,147
Accrued interest	38	5,740	5,778
Balance, December 31, 2018	—	201,627	201,627

(a)	Represents convertible debentures that are unsecured, bear interest at 6% per annum and mature on November 28, 2022. The principal amount of the debentures is convertible by the holder into common shares of the Company at $6.50 per share subject to a forced conversion if the Volume Weighted Average Price ("VWAP") of the Company's common shares exceeded $9.00 per share for 10 consecutive trading days.

During the three and six months ended December 31, 2018, the Company issued 19,998 and 298,149 shares on partial conversion of $0.1 million and $1.9 million principal amount of debentures, respectively.

On November 15, 2018, the Company elected to exercise its right pursuant to the forced conversion and converted all of the remaining principal amount outstanding on the debentures into common shares since the VWAP exceeded $9.00 per share for 10 consecutive trading days.

(b)	On March 9, 2018, the Company completed a private placement of two-year unsecured convertible debentures. The debentures bear interest at 5% per annum, payable semi-annually. The debentures are convertible by the holder into common shares of the Company at a price of $13.05 per share subject to a forced conversion if the VWAP of the Company’s common shares exceeded $17.00 per share for 10 consecutive trading days, which has not occurred as of December 31, 2018.

During the three and six months ended December 31, 2018, the Company issued 996 and 33,179 common shares on partial conversion of $0.01 million and $0.4 million principal amount of debentures, respectively.

Note 14 Loans and Borrowings

The changes in the carrying value of current and non-current loans and borrowings are as follows:

	Dec 31, 2018	Jun 30, 2018
	$	$
Opening balance	11,683	351
Additions	150,972	—
Deferred financing fee	(4,282)	—
Assumed on acquisition (Note 10)	298	11,825
Gain on loan modification	(1,774)	—
Accretion	377	—
Principal repayments	(11,345)	(493)
Ending balance	145,929	11,683

As at December 31, 2018, the Company had the following loans and borrowings:

	Dec 31, 2018	Jun 30, 2018
	$	$
Term loans	144,321	9,971
Debentures	150	1,264
Finance leases	1,458	448
Total loans and borrowings	145,929	11,683
Current portion	(8,559)	(2,451)
Long-term	137,370	9,232

25

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Term loans

The following is a breakdown of the term loans outstanding:

	Dec 31, 2018	Jun 30, 2018
	$	$
Capital loan, due for renewal November 2019 (interest rate of Bank Prime Rate plus 1.75%) (1)	—	7,800
Capital loan, payable in blended monthly instalments of $60, due for renewal November 2019 (5.20%, based on Bank’s Prime Rate plus 1.75% per annum) (1)	—	2,171
Term loan, due August 30, 2021 (5.37%, based on Banker's acceptance rate and stamping fees)	144,321	—
	144,321	9,971
Current portion	(8,087)	(1,111)
	136,234	8,860

(1)	The capital term loans were acquired through the CanniMed acquisition (Note 10) and were secured by a general security agreement covering all of CanniMed’s assets. During the six months ended December 31, 2018, the Company repaid the full balance of these term loans.

On August 29, 2018, the Company entered into a secured credit agreement (the “Credit Agreement”) with Bank of Montreal (“BMO”) and certain lenders to establish a credit facility (the “Credit Facility”). Under the Credit Facility, we have access to an aggregate of $200.0 million in funds that are available as follows:

(i)	a $50.0 million revolving credit facility (“Facility A”) and
(ii)	a $150.0 million non-revolving facility (“Facility B”).

Facility A and Facility B accrue interest and standby fees at variable rates based on the Company’s borrowing elections and certain financial metrics. The Credit Facility matures on August 29, 2021 and is subject to scheduled repayment terms. Under the terms of the Credit Agreement, the Company is also subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Facility is secured by a first priority lien on substantially all of the Company’s personal and real property and assets. The Company also has an option to upsize the Credit Facility to a total of $250.0 million, subject to certain conditions.

As at December 31, 2018, the Company has a $1.6 million letter of credit outstanding under Facility A and $150.0 million is outstanding under Facility B. In accordance with IFRS 9, the amounts outstanding under the Credit Facility were initially recorded at fair value and subsequently accounted for at amortized cost based on the effective interest rate.

Under the terms of the Credit Facility, the Company can elect, at its sole discretion, to receive advances under Facility B through certain availment options, which includes bankers’ acceptances with maturity dates between 28 and 182 days. Aurora, therefore, has the choice to continuously roll over the bankers’ acceptances upon their maturities or to convert the then outstanding principal and interest into prime rate loans at any time before August 29, 2021.  During the three months ended December 31, 2018, Aurora converted its outstanding principal amount under Facility B to bankers’ acceptances, which reduced the effective interest rate from 5.9% as at September 30, 2018 to 5.37% as at December 31, 2018.  In accordance with IFRS 9, the loan conversion was determined to be a non-substantial modification of the loan terms. As a result, the Company recognized a $1.7 million gain in the consolidated statement of comprehensive income for the three and six months ended December 31, 2018, with a corresponding adjustment to the carrying value of Facility B. The gain was determined based on the difference between the original contractual cash flows and the modified expected cash flows, which was discounted at the original effective interest rate.

As of December 31, 2018, the Company did not meet a cash concentration covenant, where the Company is required to maintain all of its bank accounts with BMO and its affiliates, except bank accounts having an aggregate principal balance less than the greater of (i) $2,500 and (ii) 10% of the Company’s consolidated cash. The Company is off-side due to the prior acquisition of a subsidiary which holds large bank balances with another bank. As a December 31, 2018, the Company has a waiver from BMO with regard to this matter. In addition, as at December 31, 2018, the Company has also obtained a waiver of the obligation to make an initial principal payment on Facility B in connection with an amendment to the payment clause of Facility B, which was completed on December 31, 2018. Furthermore, as of December 31, 2018, the Company has not satisfied certain additional financial tests required to enable it to access Facility A until June 30, 2019, assuming that the Company is able to satisfy such tests at that time.

Note 15 Share Capital

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

(i)	Unlimited number of common voting shares without par value.
(ii)	Unlimited number of Class “A” Shares each with a par value of $1.00. No Class “A” Shares were issued and outstanding.
(iii)	Unlimited number of Class “B” Shares each with a par value of $5.00. No Class “B” Shares were issued and outstanding.
26

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(b)       Issued and outstanding

At December 31, 2018, 998,082,744 common shares (June 30, 2018 - 568,113,131) were issued and fully paid.

(i)	Shares for business combinations, asset acquisitions and investment in associates

The Company issued the following shares for business combinations, asset acquisitions and investment in associates:

	Note	Number of shares issued	Share capital
		#	$
Six months ended December 31, 2018
Acquisition of MedReleaf	10 (a)	370,120,238	2,568,634
Acquisition of Anandia	10 (b)	12,716,482	78,588
Acquisition of Agropro and Borela	10 (c)	440,858	3,641
Acquisition of ICC Labs	10 (d)	31,904,668	255,237
Acquisition of immaterial acquisitions	10 (e)	143,560	1,078
Acquisition of intangible asset	12	1,366,371	9,841
		416,692,177	2,917,019

(c)	Share Purchase Warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2018	7,142,578	3.81
Issued	18,891,554	8.58
Exercised	(1,206,560	5.51
Balance, December 31, 2018	24,827,572	7.36

The following table summarizes the warrants that remain outstanding as at December 31, 2018:

Exercise Price ($)	Expiry Date	Warrants (#)
2.81 - 3.00	November 22, 2020 - September 29, 2020	89,740
4.00 - 6.94	November 22, 2019 to November 2, 2020	8,648,180
9.37 - 9.65	January 31, 2020 - August 9, 2023	16,089,652
		24,827,572

Note 16 Share-Based Compensation

(a)	Stock Options

A summary of the options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2018	28,156,119	5.36
Granted	28,308,534	5.75
Exercised (1)	(10,854,967)	2.93
Forfeited	(1,420,549)	8.25
Balance, December 31, 2018	44,189,137	6.11

(1)	The weighted average share price during the six months ended December 31, 2018 was $9.83 (twelve months ended June 30, 2018 - $9.05).

27

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the stock options that remain outstanding as at December 31, 2018:

Exercise Price ($)	Expiry Date	Options Outstanding (#)	Options Exercisable (#)
0.30 - 6.94	May 23, 2020 - December 31, 2023	21,422,732	9,402,120
7.00 - 9.99	December 6, 2022 - December 17, 2023	17,094,237	3,810,435
10.13 - 13.63	January 10, 2023 - November 8, 2023	5,672,168	1,482,084
		44,189,137	14,694,639

During the three and six months ended December 31, 2018, the Company recorded aggregate share-based compensation expense of $18.0 million and $37.4 million (2017 - $6.5 million and $8.9 million) for all stock options granted and vested during the period. This expense is included in Share Based Compensation line on the Statement of Comprehensive (loss) income.

Stock options granted during the period were fair valued using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Six Months Dec 31, 2018	Six Months Dec 31, 2017
Risk-Free Annual Interest Rate (1)	1.60%	1.48%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility (2)	81.02%	77.88%
Expected Life of Options (Years) (3)	2.97	2.96
Forfeiture Rate	4.29%	5.00%
Weighted average fair value of stock options granted	$3.25	$2.66
Weighted average remaining contractual life	4.00	4.19
(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)	Volatility was estimated by using the average historical volatility of the Company.
(3)	The expected life in years represents the period of time that options granted are expected to be outstanding.

(b)	Restricted share units ("RSUs")

A summary of the RSUs outstanding is as follows:

	RSUs	Weighted Average Issue Price per RSU
	#	$
Balance, June 30, 2018	2,150,000	3.29
Issued	657,527	7.83
Vested and exercised	(666,663)	2.76
Forfeited	(96,668)	4.20
Balance, December 31, 2018	2,044,196	4.88

During the three and six months ended December 31, 2018, the Company recorded share-based compensation of $1.2 million and $2.9 million (three and six months ended December 31, 2017 - $1.0 million and $1.0 million) for 657,527 RSUs (three and six months ended December 31, 2017 - 2,000,000 RSUs) granted and vested during the period. This expense is included in the Share Based Compensation line on the Statement of Comprehensive (loss) income.

Note 17 (Loss) Earnings Per Share

The following is a reconciliation of basic and diluted (loss) earnings per share:

Basic (loss) earnings per share

	Three Months Dec 31, 2018	Three Months Dec 31, 2017	Six Months Dec 31, 2018	Six Months Dec 31, 2017
Net (loss) income attributable to Aurora shareholders	$(237,752)	$7,722	$(132,290)	$11,282
Weighted average number of common shares outstanding	968,950,642	394,025,544	914,441,307	392,386,415
Basic (loss) earnings per share	$(0.25)	$0.02	$(0.14)	$0.03

28

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Diluted (loss) earnings per share

	Three Months Dec 31, 2018	Three Months Dec 31, 2017	Six Months Dec 31, 2018	Six Months Dec 31, 2017
Net income attributable to Aurora shareholders	$(237,752)	$7,722	$(132,290)	$11,282
Dilutive effect on income	—	—	—	—
Adjusted net income attributable to Aurora shareholders	$(237,752	$7,722	$(132,290)	$11,282

Weighted average number of common shares outstanding - basic	968,950,642	394,025,544	914,441,307	392,386,415
Dilutive effect of options outstanding	—	7,867,291	—	4,403,923
Dilutive effect of warrants outstanding	—	3,746,060	—	1,305,874
Dilutive effect of RSUs	—	941,880	—	574,380
Dilutive effect of convertible debentures outstanding	—	—	—	—
Weighted average number of common shares outstanding - diluted	968,950,642	406,580,775	914,441,307	398,670,592
Diluted (loss) earnings per share	$(0.25)	$0.02	$(0.14)	$0.03

See Note 22 for share issuances and potential share issuances subsequent to December 31, 2018 that may be dilutive and impact the number of shares outstanding and the calculation of basic and dilutive loss per share.

Note 18 Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance with the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement. The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim vigorously. Examinations for discovery were completed in January 2019. Due to the uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision had been recognized.

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff is seeking specific performance of the supply agreement and damages for breach of contract for approximately $23.0 million (#eu#14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. The Company intends to defend this claim vigorously and filed its statement of defense in December 2019. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized.

(b)	Other Commitments

Tikun Olam Ltd. (“Tikun Olam”)

In connection with the acquisition of MedReleaf (Note 10(a)), the Company acquired a license and distribution agreement with Tikun Olam for a term of 12 years (renewable for a further five-year period). The License Agreement grants the Company an exclusive license to use Tikun Olam’s intellectual property for the cultivation, processing, marketing, sale and commercialization of cannabis in Canada and New York State.

Under the License Agreement, the Company is subject to royalties on certain net revenues in connection with Tikun Olam’s intellectual property. Total royalties of $0.4 million is included in sales and marketing expense for the six months ended December 31, 2018. As of December 31, 2018, the Company included $0.9 million of royalty fees and applicable withholding taxes in accrued liabilities that are payable to or on behalf of Tikun Olam.

Other

In connection with the acquisition of MedReleaf (Note 10(a)), the Company has an obligation to purchase additional intangible assets on December 8, 2019 and December 8, 2020 through the issuance of common shares contingent on the seller meeting specified revenue targets. The agreed upon purchase price of each intangible asset is $3.3 million and $3.0 million, respectively.

29

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 19 Segmented Information

Operating Segments	Cannabis	Horizontally Integrated Businesses	Corporate	Total
	$	$	$	$
Three months ended December 31, 2018
Net revenue	50,735	3,443	—	54,178
Gross profit	31,961	181	—	32,142
Net income (loss)	(19,502)	(3,127)	(217,013)	(239,642)

Three months ended December 31, 2017
Net revenue	10,647	1,053	—	11,700
Gross profit	6,592	(105)	—	6,487
Net income (loss)	11,828	(1,409)	(3,224)	7,195

Six months ended December 31, 2018
Net revenue	79,052	4,800	—	83,852
Gross profit	39,964	228	—	40,192
Net income (loss)	(43,762)	(5,060)	(86,639)	(135,461)

Six months ended December 31, 2017
Net revenue	18,896	1,053	—	19,949
Gross profit	15,402	(105)	—	15,297
Net income (loss)	13,191	(1,409)	(1,027)	10,755

Geographical Segments	Canada	European Union	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
As at December 31, 2018	3,982,347	54,734	375,797	4,412,878
As at June 30, 2018	1,541,838	32	—	1,541,870

Three months ended December 31, 2018
Net revenue	49,772	3,266	1,140	54,178
Gross profit	30,901	1,140	101	32,142

Three months ended December 31, 2017
Net revenue	9,004	2,483	213	11,700
Gross profit	5,502	930	55	6,487

Six months ended December 31, 2018
Net revenue	75,637	6,732	1,483	83,852
Gross profit	37,628	2,442	122	40,192

Six months ended December 31, 2017
Net revenue	16,018	3,718	213	19,949
Gross profit	13,957	1,286	54	15,297

30

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 20 Fair Value of Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or Level 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, short-term investments, accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value at the effective interest rate which approximates fair value

The carrying values of the financial instruments at December 31, 2018 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	46,772	—	—	46,772
Restricted cash	41,429	—	—	41,429
Short-term investments	1,243	—	—	1,243
Accounts receivable excluding taxes receivable	35,196	—	—	35,196
Marketable securities	—	—	116,788	116,788
Derivatives	—	69,437	—	69,437
Financial Liabilities
Accounts payable and accrued liabilities	98,181	—	—	98,181
Convertible debentures (1)	201,627	—	—	201,627
Contingent consideration payable	—	11,295	—	11,295
Loans and borrowings	145,929	—	—	145,929

(1)	The fair value of convertible notes includes both the debt and equity components.

(a)	Fair value hierarchy

The following is a summary of financial assets measured at fair value segregated based on the various levels of inputs (Note 5):

	Level 1	Level 2	Level 3	Total
	$	$	$	$
As at December 31, 2018
Marketable securities	115,304	—	1,484	116,788
Derivative assets	—	47,605	21,832	69,437

As at June 30, 2018
Marketable securities	59,188	—	—	59,188
Derivative assets	—	120,102	4,840	124,942

There have been no transfers between fair value categories during the year.

31

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(b)	Contingent consideration payable

The following is a continuity schedule of contingent consideration payable:

	BCNL UCI	CanvasRx	H2	Immaterial transactions	Total
Balance, June 30, 2018	1,242	5,884	14,207	—	21,333
Additions	—	—	—	233	233
Unrealized (gain) loss from changes in fair value	348	(41)	1,758	—	2,065
Payments	—	(1,748)	(10,588)	—	(12,336)
Balance, December 31, 2018	1,590	4,095	5,377	233	11,295

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At December 31, 2018, the probability of achieving the milestones was estimated to be 100% and the discount rates were estimated to range between 15% and 36%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent consideration would decrease by approximately $1.1 million (June 30, 2018 - $2.0 million). If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by approximately $0.1 million (June 30, 2018 - $0.4 million). If the expected timing of achievement is delayed by six months, the estimated fair value of contingent consideration would decrease by approximately $0.8 million (June 30, 2018 - $0.9 million).

Note 21 Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, trade and other receivables and short-term GIC investments. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents and restricted cash is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. Trade and other receivables primarily consist of trade accounts receivable and goods and services taxes (“GST”) recoverable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Risk is, however, limited given that majority of sales are transacted with credit cards.

As at December 31, 2018, the Company’s aging of receivables was as follows:

	December 31, 2018	June 30, 2018
	$	$
0 - 60 days	39,849	13,569
61 - 120 days	12,517	1,527
	52,366	15,096

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure. On August 29, 2018, the Company secured a $200.0 million debt facility with BMO of which $150.0 million was drawn at December 31, 2018 (Note 14). Additionally, the Company has a $1.6 million letter of credit outstanding under Facility A, as well as a $0.0 million letter of credit assumed from the MedReleaf acquisition (Note 10(a)). The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

32

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

In addition to the commitments outlined in Note 18, the Company has the following gross contractual obligations, which are expected to be payable in the following respective periods:

	Total	<1 year	1 - 3 years	3 -5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	98,181	98,181	—	—	—
Convertible notes and interest (1)	261,818	11,468	250,350	—	—
Loans and borrowings (2)	170,946	18,770	26,714	125,462	—
Contingent consideration payable	13,796	9,796	4,000	—	—
	544,741	138,215	281,064	125,462	—
(1)	Assumes the principal balance of the notes outstanding at December 31, 2018 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.

Note 22 Subsequent Events

Convertible Senior Notes

On January 24, 2019, the Company issued US$345.0 million in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”), which includes a US$45.0 million over-allotment by the initial purchasers. The Senior Notes were issued at par value.

The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 138.37 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$7.23 per common share. The initial conversion rate represents a premium of approximately 10.0% to January 17, 2019 common share closing sale price on the NYSE and is subject to adjustment in certain events.

On and after February 28, 2022 and prior to February 28, 2024, the Senior Notes are redeemable in whole or in part from time to time at the Company's option at par plus accrued and unpaid interest, provided that the volume-weighted average trading price of the shares on the NYSE during the 20 consecutive trading days ending immediately preceding the date on which notice of redemption is given is not less than 130% of the conversion price of $9.40 per share.

On and after February 28, 2024, the Company has the option, upon not more than 60 nor less than 30 days prior notice, to satisfy its obligations to pay on redemption or maturity, the principal amount of the Senior Notes, in whole or in part, in cash or by delivering freely tradable shares. Any accrued and unpaid interest will be paid in cash. Where redemption is executed through the issuance of shares, payment will be satisfied by delivering for each $1 due, that number of freely tradable shares obtained by dividing $1 by the volume-weighted average trading price of the shares on the NYSE for the 20 consecutive trading days ending ten trading days prior to the date fixed for redemption or maturity.

Holders will also have the right to require Aurora to repurchase their Senior Notes upon the occurrence of certain customary events at a purchase price equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest.

The Senior Notes and any common shares of Aurora issuable upon conversion of the Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, or qualified for distribution by prospectus in Canada, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws.

Business Acquisitions

On January 31, 2019, the Company entered into an Amalgamation agreement to acquire all of the issued and outstanding shares of privately held Whistler Medical Marijuana Corporation in an all-share transaction valued at up to approximately $175 million, including certain milestone payments. The closing of this transaction is subject to certain customary conditions.

Share Issuances

(a)	860,252 common shares were issued on the exercise of 860,252 stock options for gross proceeds of $3.1 million.

(b)	5,859 common shares were issued on the exercise of 5,859 warrants for gross proceeds of $0.04 million.

(c)	25,525 common shares were issued for 25,525 RSUs vested and exercised.

Investments

Subsequent to December 31, 2018, the Company sold 4,500,000 common shares of TGOD for gross proceeds of $11.5 million.

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